UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

CNH INDUSTRIAL N.V.

Form 6-K for the month of March 2017

The following exhibits are furnished herewith:

Exhibit 99.1	CNH Industrial N.V. EU Annual Report for the year ended December 31, 2016
Exhibit 99.2	CNH Industrial N.V. Notice of Annual General Meeting of Shareholders to be held on April 14, 2017
Exhibit 99.3	CNH Industrial N.V. Annual General Meeting of Shareholders April 14, 2017 Agenda and Explanatory Materials
Exhibit 99.4	2017 Annual General Meeting of Shareholders Proxy Cards
Exhibit 99.5	2017 Annual General Meeting of Shareholders Attendance Card
Exhibit 99.6	Press release, dated March 2, 2017, titled: “CNH Industrial N.V. Issues its 2016 Annual Report on Form 20-F and 2016 EU Annual Report; Convenes 2017 Annual General Meeting”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:/s/ Michael P. Going
Name: Michael P. Going
Title: Corporate Secretary

March 2, 2017

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	CNH Industrial N.V. EU Annual Report for the year ended December 31, 2016
Exhibit 99.2	CNH Industrial N.V. Notice of Annual General Meeting of Shareholders to be held on April 14, 2017
Exhibit 99.3	CNH Industrial N.V. Annual General Meeting of Shareholders April 14, 2017 Agenda and Explanatory Materials
Exhibit 99.4	2017 Annual General Meeting of Shareholders Proxy Cards
Exhibit 99.5	2017 Annual General Meeting of Shareholders Attendance Card
Exhibit 99.6	Press release, dated March 2, 2017, titled: “CNH Industrial N.V. Issues its 2016 Annual Report on Form 20-F and 2016 EU Annual Report; Convenes 2017 Annual General Meeting”